# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Nuburu, Inc., CIK 0001814215
CUSIP: 67021W400
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 44 COOK STREET, SUITE 100, DENVER, Colorado (CO), 80206
Date of event which requires filing of this statement: 09/11/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002062996

## Reporting persons
- Avondale Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: Utah (UT); sole voting power 925,308; shared voting power 0; sole dispositive power 925,308; shared dispositive power 0; aggregate amount beneficially owned 925,308 (9.9% of the class)
  Comment: Reporting person Avondale Capital, LLC ("Avondale") has rights, under a Certificate of Designations of Series B Preferred Stock, to own an aggregate number of shares of the Issuer's common stock which, except for a contractual cap on the amount of outstanding shares that Avondale may own, would exceed such a cap. Avondale's current ownership cap is 9.99%. Thus, the number of shares of the Issuer's common stock beneficially owned by Avondale as of the date of this filing was 925,308 shares, which is 9.99% of the 9,262,345 shares outstanding on August 12, 2026 (as reported in the Issuer's 10-Q filed on that August 14, 2026), adjusted for the recent reverse stock-split.
  
  To clarify, the Form line 11 is limited to displaying only the tenth decimal place, but the ownership limitation prescribed in the agreement is 9.99%.
- Streeterville Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Utah (UT); sole voting power 925,308; shared voting power 0; sole dispositive power 925,308; shared dispositive power 0; aggregate amount beneficially owned 925,308 (9.9% of the class)
  Comment: Reporting Person Streeterville Capital, LLC is the sole member of Avondale. Avondale has rights, under a Certificate of Designations of Series B Preferred Stock, to own an aggregate number of shares of the Issuer's common stock which, except for a contractual cap on the amount of outstanding shares that Avondale may own, would exceed such a cap. Avondale's current ownership cap is 9.99%. Thus, the number of shares of the Issuer's common stock beneficially owned by Avondale as of the date of this filing was 925,308 shares, which is 9.99% of the 9,262,345 shares outstanding on August 12, 2026 (as reported in the Issuer's 10-Q filed on that August 14, 2026), adjusted for the recent reverse stock-split.
  
  To clarify, the Form line 11 is limited to displaying only the tenth decimal place, but the ownership limitation prescribed in the agreement is 9.99%.
- Streeterville Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Utah (UT); sole voting power 925,308; shared voting power 0; sole dispositive power 925,308; shared dispositive power 0; aggregate amount beneficially owned 925,308 (9.9% of the class)
  Comment: Reporting Person Streeterville Management, LLC is the manager of Streeterville Capital, LLC, which is the sole member of Avondale. Avondale has rights, under a Certificate of Designations of Series B Preferred Stock, to own an aggregate number of shares of the Issuer's common stock which, except for a contractual cap on the amount of outstanding shares that Avondale may own, would exceed such a cap. Avondale's current ownership cap is 9.99%. Thus, the number of shares of the Issuer's common stock beneficially owned by Avondale as of the date of this filing was 925,308 shares, which is 9.99% of the 9,262,345 shares outstanding on August 12, 2026 (as reported in the Issuer's 10-Q filed on that August 14, 2026), adjusted for the recent reverse stock-split.
  
  To clarify, the Form line 11 is limited to displaying only the tenth decimal place, but the ownership limitation prescribed in the agreement is 9.99%.
- John M Fife: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 925,308; shared voting power 0; sole dispositive power 925,308; shared dispositive power 0; aggregate amount beneficially owned 925,308 (9.9% of the class)
  Comment: Reporting Person John M Fife is the sole member of Streeterville Management, LLC which is the manager of Streeterville Capital, LLC, which is the sole member of Avondale. Avondale has rights, under a Certificate of Designations of Series B Preferred Stock, to own an aggregate number of shares of the Issuer's common stock which, except for a contractual cap on the amount of outstanding shares that Avondale may own, would exceed such a cap. Avondale's current ownership cap is 9.99%. Thus, the number of shares of the Issuer's common stock beneficially owned by Avondale as of the date of this filing was 925,308 shares, which is 9.99% of the 9,262,345 shares outstanding on August 12, 2026 (as reported in the Issuer's 10-Q filed on that August 14, 2026), adjusted for the recent reverse stock-split.
  
  To clarify, the Form line 11 is limited to displaying only the tenth decimal place, but the ownership limitation prescribed in the agreement is 9.99%.

## Item 1. Issuer
Name of issuer: Nuburu, Inc.
Address of issuer's principal executive offices: 44 COOK STREET, SUITE 100, DENVER, COLORADO, 80206

## Item 2. Person Filing
Name of person filing:
This report is filed by Avondale Capital, LLC, Streeterville Capital LLC, Streeterville Management
LLC, and John M. Fife with respect to the shares of common stock of the Issuer that are directly beneficially owned by Avondale Capital LLC and indirectly beneficially owned by the other reporting and filing persons.
Address of principal business office or, if none, residence:
297 W Auto Mall Drive, Suite 4
St. George, UT 84770
Citizenship:
Avondale Capital LLC is a Utah limited liability company.
Streeterville Capital LLC is a Utah limited liability company.
Streeterville Management LLC is a Utah limited liability company.
John M. Fife is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 925,308
Percent of class: 9.99%
Sole power to vote or to direct the vote: 925,308
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 925,308
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Avondale Capital, LLC: John Fife, President (09/11/2026)
- Streeterville Capital LLC: John Fife, President (09/11/2026)
- Streeterville Management, LLC: John Fife, President (09/11/2026)
- John M Fife: John Fife, John Fife (09/11/2026)